	801 California Street Mountain View, CA 94041	650.988.8500 Fenwick.com
JAMES D. EVANS	November 4, 2020	EMAIL JEVANS@FENWICK.COM DIRECT DIAL +1 (206) 389-4559
VIA EDGAR AND OVERNIGHT DELIVERY
U.S. Securities and Exchange Commission
Division of Corporation Finance
100 F Street, NE
Washington, DC 20549

Attention:	Jan Woo, Legal Branch Chief Matthew Crispino, Staff Attorney Christine Dietz, Senior Staff Accountant Frank Knapp, Staff Accountant

Re:	PubMatic, Inc. Amendment No. 1 to Draft Registration Statement on Form S-1 Submitted October 19, 2020 CIK No. 0001422930
Ladies and Gentlemen:
On behalf of PubMatic, Inc. (the “Company”), we respond to the comments of the staff (the “Staff”) of the U.S. Securities and Exchange Commission (the “Commission”) contained in the Staff’s letter dated November 2, 2020 (the “Letter”) regarding the confidential draft no. 2 of the Draft Registration Statement (“Draft No. 2”). The numbered paragraphs below correspond to the numbered comments in the Letter and the Staff’s comments are presented in bold italics.
Risk Factors
"Our business depends on our ability to maintain and expand access to valuable ad impressions...", page 15
1.We note that for the year ended December 31, 2018, one publisher represented 30% of the company’s revenue, and for the year ended December 31, 2019, one publisher represented 28% of the company’s revenue. Please identify the publishers and disclose the material terms of any agreements with those publishers.
The Company acknowledges the Staff’s comment and advises the Staff that it will revise its risk factor disclosure to identify the publisher that accounted for 30% and 28% of the Company’s revenue for the years ended December 31, 2018 and 2019, respectively. In addition, the Company will identify the percentage of revenue accounted for by such publisher for the nine months ended September 30, 2019 and 2020. The Company respectfully advises the Staff that the material terms of the Company’s agreement with this publisher are currently disclosed in such risk factor.

"Our business depends on our ability to maintain and expand access to spend from buyers...", page 15

U.S. Securities and Exchange Commission
Division of Corporation Finance
November 4, 2020

2.We note your response to prior comment 3. Please tell us what consideration you have given to disclosing the portion of ad impressions purchased in the aggregate by demand side platforms.
The Company acknowledges the Staff’s comment and respectfully advises the Staff that all ad impressions, with de minimis exceptions, purchased on its platform are bought by Demand Side Platforms ("DSPs"). The Company notes that the advertisers and agencies that utilize the Company’s platform do not buy ad impressions directly from the Company, but rather do so through DSPs (including in the case of certain Supply Path Optimization agreements, pursuant to which the Company is able to specify the usage by such advertisers or agencies of certain DSPs). The Company advises the Staff that it intends to revise its disclosure on pages 5, 15 and 81 of Draft No. 2 to indicate that advertisers and agencies execute their purchases through DSPs.
Use of Proceeds, page 48
3.Please quantify the amount of proceeds that may be used to pay amounts owed to holders of your Series D and Series D Prime convertible preferred stock. Refer to Item 504 of Regulation S-K.
The Company acknowledges the Staff’s comment and advises the Staff that it will update its Use of Proceeds discussion to quantify the maximum amount of proceeds that may be used to pay amounts owed to holders of the Company’s Series D and Series D Prime convertible preferred stock. The Company further notes that such amount will remain blank until a price range is determined, as such amount (if any) will be a function of that range, as discussed in Draft No. 2 under “Description of Capital Stock.”
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U.S. Securities and Exchange Commission
Division of Corporation Finance
November 4, 2020

Should the Staff have additional questions or comments regarding the foregoing, please do not hesitate to contact the undersigned at (206) 389-4559, or, in his absence, Nicolas H.R. Dumont at (212) 430-2679.

Sincerely,

FENWICK & WEST LLP

/s/ James D. Evans

James D. Evans

cc:	Rajeev K. Goel, President and Chief Executive Officer Steven Pantelick, Chief Financial Officer Thomas Chow, General Counsel and Secretary PubMatic, Inc.

Mark C. Stevens Nicolas H. R. Dumont Eli Curi Fenwick & West LLP

Tad Freese Latham & Watkins LLP